May 12, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Chambre Malone, Staff Attorney

Re:	Polypore International, Inc.
Registration Statement on Form S-4
Filed April 5, 2011
File No. 333-173313

Ladies and Gentlemen:

On behalf of Polypore International, Inc., a Delaware corporation (the “Issuer”), and the subsidiaries listed on Schedule A hereto (the “Registrants”), we note that the Registrants, pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, have filed on the date hereof Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (Registration Nos.333-173313) (the “Registration Statement”), of the Registrants in connection with an exchange offer (the “Exchange Offer”) relating to up to $365,000,000 aggregate principal amount of new 7.5% Senior Notes due 2017 (the “Exchange Notes”), for $365,000,000 aggregate principal amount of the Issuer’s outstanding 7.5% Senior Notes due 2017 (the “Original Notes”). In accordance with Rule 402 promulgated under the Securities Act, one manually signed copy of the Amendment will be retained by the Registrants for a period of five years.

In connection with the above-referenced Registration Statement and Amendment, we have been authorized to represent on behalf of the Registrants as follows:

1. The Registrants are registering the Exchange Notes in connection with the Exchange Offer in reliance on the positions of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988), Morgan Stanley & Co. Inc. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters.

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief without independent investigation, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988) no-action letter or similar no-action letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

4. The Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions, in connection with any resale of the Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional acknowledgment (or substantially similar language): “If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of marketmaking activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Note; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an ‘underwriter’ within the meaning of the Securities Act.”

5. The Registrants will make each person participating in the Exchange Offer (through the Exchange Offer prospectus) aware that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or their affiliates to distribute the Exchange Notes.

Please contact Cristopher Greer at (212) 728-8214, or the undersigned at (212) 728-8867 with any questions you may have regarding the Registration Statement.

Sincerely,

/s/ Sean Ewen
Sean Ewen

cc:	Mr. Robert B. Toth
Mr. Lynn Amos
Cristopher Greer, Esq.

Schedule A

Subsidiary	Jurisdiction
Celgard, LLC	Delaware
Daramic, LLC	Delaware
Daramic Acquisition Corp.	Delaware
Daramic Asia, Inc.	Delaware
Daramic Holding, LLC	Delaware
Daramic International, Inc.	Delaware
Microporous Holding, LLC	Delaware
Microporous Products, LLC	Delaware
MP Assets Corporation	Delaware